UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

American Outdoor Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02875D109

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		556,624
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

556,624
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

556,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		99,705
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

99,705
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		656,329
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

656,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

656,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		656,329
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

656,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

656,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		656,329
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

656,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

656,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		656,329
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

656,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

656,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 02875D109

1	NAME OF REPORTING PERSON

BRADLEY T. FAVREAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		33,035
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

33,035
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 02875D109

Explanatory Note: The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The Reporting Persons are filing this Schedule 13D due to a decrease in the number of outstanding Shares (as defined below) of the Issuer (as defined below), as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on August 11, 2023.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of American Outdoor Brands, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1800 North Route Z, Suite A, Columbia, Missouri 65202.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engine Capital LP, a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;
(vi)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vi)	Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments; and
(vii)	Bradley T. Favreau, as a partner of Engine Capital and as a director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of Engine Capital, Engine Jet, Engine Management, Engine GP, Engine Investments, Mr. Ajdler and Mr. Favreau is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

(c)       The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments. Mr. Favreau is a partner of Engine Capital.

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CUSIP No. 02875D109

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium. Mr. Favreau is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 556,624 Shares beneficially owned by Engine Capital is approximately $7,001,640, including brokerage commissions. The aggregate purchase price of the 99,705 Shares beneficially owned by Engine Jet is approximately $1,267,788, including brokerage commissions.

The Shares directly owned by Mr. Favreau were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 12,620 Shares directly owned by Mr. Favreau is approximately $110,261, including brokerage commissions. Mr. Favreau has been awarded an aggregate of 20,415 restricted stock units (“RSUs”) in connection with his service as a director of the Issuer, of which 20,415 RSUs have vested or vest within 60 days of the date hereof.

Item 4.	Purpose of Transaction.

On August 7, 2022, Engine Capital and certain of its affiliates (collectively, “Engine”) entered into a Cooperation and Support Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer increased the size of the Board of Directors (the “Board”) by one member and appointed Bradley T. Favreau to the Board with a term expiring at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Mr. Favreau was also appointed to the Compensation Committee of the Board.

Pursuant to the Cooperation Agreement, Engine was subject to certain customary standstill restrictions from the date of the Cooperation Agreement until the earlier of (x) 30 days prior to the Issuer’s advance notice deadline for stockholder nominations of directors for the 2023 Annual Meeting and (y) August 7, 2023 (the “Standstill Period”). The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On May 24, 2023, Engine entered into an amendment of the Cooperation Agreement (the “Amendment”), pursuant to which the Issuer agreed to nominate Mr. Favreau as a Class III director for re-election to the Board at the 2023 Annual Meeting to serve until the election and qualification of his successor at the 2024 annual meeting of stockholders (the “2024 Annual Meeting”), and that he would continue to serve on the Compensation Committee of the Board. The Amendment further provided that the Cooperation Agreement will terminate on the date that is the earlier of (i) 30 days prior to the director nomination notice deadline for the 2024 Annual Meeting, (ii) the date that Mr. Favreau ceases to serve as a director for any reason, and (iii) May 24, 2024. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

10

CUSIP No. 02875D109

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,052,880 Shares outstanding as of August 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on August 11, 2023.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 556,624 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 556,624
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 556,624
4. Shared power to dispose or direct the disposition: 0

B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 99,705 Shares.

11

CUSIP No. 02875D109

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 99,705
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 99,705
4. Shared power to dispose or direct the disposition: 0

C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 656,329 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 656,329
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 656,329
4. Shared power to dispose or direct the disposition: 0

D.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 656,329 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 656,329
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 656,329
4. Shared power to dispose or direct the disposition: 0

E.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 656,329 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 656,329
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 656,329
4. Shared power to dispose or direct the disposition: 0

F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 656,329 Shares owned in the aggregate by Engine Capital and Engine Jet.

12

CUSIP No. 02875D109

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 656,329
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 656,329
4. Shared power to dispose or direct the disposition: 0

G.	Bradley T. Favreau
(a)	As of the date here, Mr. Favreau beneficially owned 33,035 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 33,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 33,035
4. Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)	None of the Reporting Persons have entered into any transactions in the Securities during the past 60 days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 30, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Cooperation Agreement, dated August 7, 2022 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2022).
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CUSIP No. 02875D109

99.2	First Amendment to Cooperation Agreement, dated May 24, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 26, 2023).
99.3	Joint Filing Agreement, dated August 30, 2023.

14

CUSIP No. 02875D109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2023

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

15

CUSIP No. 02875D109

/s/ Arnaud Ajdler
Arnaud Ajdler

/s/ Bradley T. Favreau
Bradley T. Favreau

16